

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2018

Daniel Ek
Chief Executive Officer, Chairman, Director
Spotify Technology S.A.
42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg

      Re: Spotify Technology S.A.
          Amendment No. 1 to
          Draft Registration Statement on F-1
          Submitted January 31, 2018
          CIK No. 0001639920

Dear Mr. Ek:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.   We note your revised "Subject to Completion" legend at the top of your cover page. Please further revise the legend, specifically the sentence "we may not sell these securities...," to reflect that the Company will not be selling any securities in connection with this registration statement. For example, you may wish to state that the "securities may not be sold until the registration statement becomes effective."

Risk Factors
Risks Related to Owning Our Ordinary Shares
Our listing differs significantly from an underwritten initial public offering, page 43

2. Please clarify that because there is no book building process, potential investors and Registered Shareholders initially will have to submit buy and sell orders prior to (and at) the opening without the benefit of a published price range or valuation by the Company or its financial advisors.

3. Highlight that you will not have the benefit of an underwriter assuming risk in connection with the initial sales of your ordinary shares. Additionally, expand your discussion as to how the lack of an underwriters' over-allotment option affects your direct listing. As part of that discussion, briefly explain the benefits that an over-allotment option provides in the context of a traditional underwritten firm commitment offering.

The public price of our ordinary shares may be volatile, and could, upon listing on the NYSE, decline significantly and rapidly, page 44

4. Address the uncertainty that potential institutional investors might encounter in attempting to purchase a significant number of shares in the market. Discuss how this could discourage institutional investors from initially purchasing ordinary shares, and how that could result in trading volatility and an unsustainable trading price if the price of the ordinary shares significantly rises upon listing.

An active, liquid, and orderly market for our ordinary shares may not develop or be sustained..., page 45

5. Disclose that because the Company has not consulted with Registered Shareholders or potential investors about their intentions to participate in the offering, there is a risk that there may be a lack of supply or demand for the Company's ordinary shares. Explain how any imbalance of supply and demand could result in volatile prices for your shares.

With the exception of TME and Tencent, none of our shareholders are party to any contractual lock-up agreement..., page 46

6. We note your disclosure that TME and Tencent agreed not to transfer your ordinary shares for a period of three years, subject to certain exceptions. In this risk factor discussion, provide the percentage of your issued and outstanding shares subject to these restrictions on transfer.

[T]he issuance of beneficiary certificates...may delay or prevent our acquisition by a third party, page 48

7. We note your response to prior comment 2. Clarify why the beneficiary certificates (as opposed to additional ordinary shares) are being used to provide holders additional voting

rights. Also clarify whether the issuance of beneficiary certificates could be considered a dual class of stock potentially resulting in a premium being paid to holders of the beneficiary certificates, but not ordinary shareholders, in connection with a takeover attempt.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Components of our Operating Results, page 65

8.   Please discuss the impact of the User and conversion targets imposed on you by your license agreements and how these affect royalty rates.

9.   Discuss how your declining Premium ARPU impacts your cost of revenue with respect to your royalty calculation. We note Premium Service royalties are based on the greater of a percentage of revenue and a per User amount.

Key Performance Indicators, page 66

10.   We note your response to comment 19. The revised MD&A disclosure provides information about key performance metrics concerning your Premium segment but does not describe comparable metrics with respect to your Ad-Supported segment. Explain why trends in the number of Ad-Supported Users and content hours are not material to an investor's understanding of your segment trends and profitability. Based upon your disclosures, the revenue growth and pipeline of Ad-Supported Users impacts both the Ad-Supported and Premium Subscriber segments. We also note your disclosure on page 1 regarding the competition you face in growing both Ad-Supported Users and Premium Subscribers and how User engagement impacts revenue growth. Please refer to Item 303(a) of Regulation S-K.

Critical Accounting Policies and Estimates
Content, page 76

11.   We note your response to comment 23. In light of your material weakness in internal controls over the accounting for rights holder liabilities, please provide some quantitative context about how sensitive your estimate is to change. For example, discuss how accurate your estimates or assumptions have been in the past and how much they have changed, and/or discuss your estimate's specific sensitivity to change based upon other outcomes that would be reasonably likely to occur and would have a material effect. Please refer to FRR-72.

Business
Licensing Agreements, page 109

12.   Please update your disclosure to reflect the recent ruling of the Copyright Royalty Board to increase rates for mechanical rights and to modify the structure and calculations of such rates. Discuss the potential impact on your operating results and financial condition.

<u>Registered Shareholders, page 131</u>

13.   You state here and on page 167 that you are not a party to any arrangement with any
       Registered Shareholder or any broker-dealer with respect to sales of the ordinary shares by
       the Registered Shareholders. Please revise this statement to clarify that you have engaged
       Morgan Stanley, Allen & Co., and Goldman Sachs in connection with the listing of your
       ordinary shares on the NYSE.

<u>Plan of Distribution, page 167</u>

14.   We note your response to comment 35 and continue to believe that disclosure of
       the identity of the financial advisors is material. Accordingly, please identify your three
       financial advisors in your registration statement.

15.   We note that the purpose of your planned stock split is to reduce the per share price to "a
       more customary level for a newly listed company on the NYSE." Disclose whether or not
       your financial advisors will be advising you as to this targeted share price.

16.   Please disclose that the DMM is required to consult with the Company's financial advisor
       because there has not been recent sustained history of trading in the Company's common
       stock in a private placement market prior to listing. Clarify that as part of this
       consultation, NYSE listing standards require the Company's financial advisor to provide
       input to the DMM regarding expectations of where the listing should be priced, based on
       pre-listing selling and buying interest and other factors that would not be available to the
       DMM through other sources. Finally, disclose that Morgan Stanley has been engaged to
       consult with the DMM.

<u>2. Summary of significant accounting policies</u>
<u>(f) Advertising credits, page F-9</u>

17.   We note your response to comment 39. Please address the following:
       • Explain, in detail, the circumstances under which advertising credits are granted,
         including which rights holders they are issued to and how you determine the value and
         terms of the advertising credits to be issued;
       • Tell us who controls when and how the advertising credits can be used;
       • Describe how you account for advertising credits when earned, issued, and used by the
         rights holders; and
       • Tell us how you account for any issued but unused advertising credits as of the end of
         each period.

Consolidated Financial Statements
4. Revenue recognition
Subscription revenue, page F-21

18. We reviewed your response to comment 41. We note that you have a history of not recovering certain partner contractually agreed minimum guarantee amounts. Please provide a detailed analysis on why you are constraining the transaction price for all contracts. Please address your historical recovery rates for contractually agreed minimum guaranteed amounts and your consideration of the factors in paragraph 57 of IFRS 15.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Division of Corporation Finance
Office of Telecommunications